Exhibit 99.1

China Online Education Group Announces Third Quarter 2019 Results

Net revenues increased by 35.0% year-over-year

GAAP and Non-GAAP net loss improved by RMB85.1 million and RMB81.4 million year-over-year, respectively

BEIJING, Dec. 9, 2019 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial and Operating Highlights

•                      Net revenues were RMB409.2 million (US$57.2 million), a 35.0% increase from RMB303.2 million for the third quarter of 2018.

•                      Gross billings1 were RMB547.3 million (US$76.6 million), a 28.9% increase from RMB424.5 million for the third quarter of 2018.

•                      Gross margin was 71.7%, compared with 63.8% for the third quarter of 2018.

•                      GAAP net loss decreased 94.1% year-over-year to RMB5.3 million and sequentially decreased 83.6% from RMB32.4 million for the second quarter of 2019.

•                      Non-GAAP net loss decreased 97.8% year-over-year to RMB1.8 million and sequentially decreased 93.2% from RMB26.7 million for the second quarter of 2019.

•                      Operating cash inflow was RMB123.2 million (US$17.2 million), compared with RMB1.7 million cash outflow for the third quarter of 2018.

•                      Cash, cash equivalents, time deposits and short-term investments balance reached RMB906.4 million (US$126.8 million) as of September 30, 2019.

Key Operating Data

	For the three months ended
	Sep. 30,	Sep. 30,	Y-o-Y
	2018	2019	Change

Gross billings (in RMB millions)	424.5	547.3	28.9%
K-12 mass-market one-on-one offering	331.9	504.6	52.0%
K-12 small class offering	16.6	8.7	(47.6)%
Adult offering	54.7	29.3	(46.4)%
K-12 American Academy one-on-one offering	21.3	4.7	(77.9)%
Active students[2] (in thousands)	210.0	258.2	23.0%

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

“The third quarter is a seasonally strong quarter for us, and our results reflected solid execution of our focused strategy. We exceeded the high end of both our net revenues and gross billing guidance ranges by 2.3% and 5.7%, respectively, fueled in large part by a 23.0% year-over-year increase in total active students,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “Our primary growth driver remains our K-12 mass-market one-on-one offering in non-tier-one cities3. K-12 mass-market one-on-one gross billings grew 52.0% year-over-year to reach RMB504.6 million and represented 92.2% of our total gross billings. The improvement in our fundamentals reflected our consistent strategy of focusing on K-12 mass market in non-tier-one cities.

“During the third quarter, we launched our mobile-friendly, interactive curriculum for levels 0 to 2 of our flagship program, Classic English Junior. The enhanced curriculum improves learning effectiveness and leads to better learning outcomes through several new features including interactive games, virtual teaching aids, improved facial emotional recognition and engaging role-play scenarios. I am also very proud to share that two of our students were selected to represent Chinese youth and present speeches in English on the topic of environmental protection at the United Nations Climate Change Conference in Madrid, Spain, on December 5, 2019. Such an honor is indeed a testament to the hard work of these students, the dedication of their teachers and their supportive families.

“I am also delighted to share that we successfully delivered over 100 million one-on-one online English lessons, including free trial lessons, from our inception in 2011 through the end of November this year. As 51Talk continues to grow, we are confident our balanced growth strategy and operational focus on non-tier-one cities will continue to yield solid value for our stakeholders,” Mr. Huang concluded.

“Our momentum from the first half continued into the third quarter as we achieved record high revenues, gross billings, gross margins, as well as the smallest non-GAAP net loss in our history at RMB1.8 million,” said Mr. Min Xu, Chief Financial Officer of 51Talk. “We are also proud to report record high operating cash flow of RMB123.2 million for the quarter. Non-GAAP net margin improved to negative 0.4% this quarter from negative 7.6% in the second quarter this year. These results reflect the wide market appeal of our offerings and our on-going effort to improve operation efficiencies. As we wind down the year in the seasonally slower fourth quarter, we remain on track to prudently execute our balanced growth strategy.”

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

3  Tier-one cities include Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin.

Third Quarter 2019 Financial Results

Net Revenues

Net revenues for the third quarter of 2019 were RMB409.2 million (US$57.2 million), a 35.0% increase from RMB303.2 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the third quarter of 2019 was 258,000, a 23.0% increase from 210,000 for the same quarter last year.

Net revenues from one-on-one offerings for the third quarter of 2019 were RMB383.4 million (US$53.6 million), a 37.6% increase from RMB278.6 million for the same quarter last year. Net revenues from small class offering for the third quarter of 2019 were RMB25.8 million (US$3.6 million), a 4.9% increase from RMB 24.6 million for the same quarter last year.

Cost of Revenues

Cost of revenues for the third quarter of 2019 was RMB116.0 million (US$16.2 million), a 5.8% increase from RMB109.6 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons.

Cost of revenues of one-on-one offerings for the third quarter of 2019 was RMB104.6 million (US$14.6 million), a 12.6% increase from RMB92.9 million for the same quarter last year. Cost of revenues of small class offering for the third quarter of 2019 was RMB11.4 million (US$1.6 million), a 32.0% decrease from RMB16.7 million for the same quarter last year.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2019 was RMB293.2 million (US$41.0 million), a 51.5% increase from RMB193.5 million for the same quarter last year.

Gross margin for the third quarter of 2019 was 71.7%, compared with 63.8% for the same quarter last year.

One-on-one offerings gross margin for the third quarter of 2019 was 72.7%, compared with 66.6% for the same quarter last year. The increase was mainly attributable to 1) price increases and 2) the inclusion of the Company’s audio picture book in course packages, which carries a higher margin and is recognized as revenues at the time of delivery. 51Talk’s small class offering gross margin for the third quarter of 2019 was 56.0%, compared with 32.0% for the third quarter of 2018. The increase was mainly due to optimization of product structure of small class offerings by reducing the lower margined products.

Operating Expenses

Total operating expenses for the third quarter of 2019 were RMB299.4 million (US$41.9 million), a 6.1% increase from RMB282.2 million for the same quarter last year. The increase was mainly the result of an increase in sales and marketing expenses, partially offset by decreases of product development, and general and administrative expenses.

Sales and marketing expenses for the third quarter of 2019 were RMB215.4 million (US$30.1 million), a 16.9% increase from RMB184.2 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in both the number of sales and marketing personnel and average sales commission. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2019 were RMB214.8 million (US$30.1 million), a 17.5% increase from RMB182.7 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 32.6% of the gross billings for the third quarter of 2019, compared with 36.5% for the same quarter last year.

Product development expenses for the third quarter of 2019 were RMB38.4 million (US$5.4 million), a 15.8% decrease from RMB45.6 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2019 were RMB37.3 million (US$5.2 million), a 13.9% decrease from RMB43.4 million for the same quarter last year.

General and administrative expenses for the third quarter of 2019 were RMB45.6 million (US$6.4 million), a 12.9% decrease from RMB52.3 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2019 were RMB43.8 million (US$6.1 million), a 10.5% decrease from RMB48.9 million for the same quarter last year.

Loss from Operations

Loss from operations for the third quarter of 2019 was RMB6.2 million (US$0.9 million), compared with RMB88.6 million for the same quarter last year.

Non-GAAP loss from operations for the third quarter of 2019 was RMB2.8 million (US$0.4 million), compared with RMB81.5 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2019 was RMB5.3 million (US$0.7 million), compared with RMB90.4 million for the same quarter last year.

Non-GAAP net loss for the third quarter of 2019 was RMB1.8 million (US$0.3 million), compared with RMB83.3 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2019 was RMB0.26 (US$0.04), compared with RMB4.50 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2019 was RMB0.09 (US$0.01), compared with RMB4.05 for the same quarter last year.

Balance Sheet

As of September 30, 2019, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB906.4 million (US$126.8 million), compared with RMB712.1million as of December 31, 2018.

The Company had deferred revenues (current and non-current) of RMB2,000.8 million (US$279.9 million) as of September 30, 2019, compared with RMB1,676.1 million as of December 31, 2018.

Impact of Recently Adopted New Accounting Standard

In February 2016, the FASB issued ASU 2016-02 “Leases”, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard on January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB55.8 million as total right-of-use assets and RMB54.2 million as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019.  The Company recognized RMB65.8 million and RMB64.3 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of September 30, 2019. Other than the foregoing, the new lease standard did not have a material impact on the Company’s consolidated financial statements.

Outlook

For the fourth quarter of 2019, the Company currently expects net revenues to be between RMB385 million to RMB390 million, which would represent an increase of approximately 29.2% to 30.8% from RMB298.1 million for the same quarter last year;

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 9, 2019 (9:00 PM Beijing/Hong Kong time on December 9, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until September 18, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10137279

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the rate in effect as of September 28, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1 (212) 481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sep. 30,	Sep. 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	413,143	227,684	31,854
Time deposits	162,688	214,182	29,965
Short-term investment	136,304	464,547	64,993
Inventory	—	776	109
Prepaid expenses and other current assets	242,499	257,324	36,001
Total current assets	954,634	1,164,513	162,922

Non-current assets
Property and equipment, net	35,341	24,481	3,425
Intangible assets, net	11,790	9,064	1,268
Goodwill	4,223	4,223	591
Right-of-use assets	—	65,782	9,203
Other non-current assets	4,230	6,846	958
Total non-current assets	55,584	110,396	15,445

Total assets	1,010,218	1,274,909	178,367

LIABILITIES

Current liabilities
Short-term loan	—	30,362	4,248
Deferred revenues	1,658,800	1,994,883	279,094
Accrued expenses and other current liabilities	209,910	196,611	27,507
Lease liability	—	34,642	4,847
Taxes payable	16,917	22,023	3,081
Total current liabilities	1,885,627	2,278,521	318,777

Non-current liabilities
Long-term loan	69,045	—	—
Deferred revenues	17,321	5,904	826
Deferred tax liabilities	21	—	—
Lease liability	—	29,669	4,151
Other non-current liabilities	853	1,049	147
Total non-current liabilities	87,240	36,622	5,124

Total liabilities	1,972,867	2,315,143	323,901

Total shareholders’ deficit	(962,649)	(1,040,234)	(145,534)

Total liabilities and shareholders’ deficit	1,010,218	1,274,909	178,367

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues	303,153	353,424	409,152	57,242	847,466	1,085,547
Cost of revenues	(109,642)	(107,559)	(115,988)	(16,227)	(299,109)	(329,275)
Gross profit	193,511	245,865	293,164	41,015	548,357	756,272
Operating expenses
Sales and marketing expenses	(184,222)	(188,369)	(215,415)	(30,138)	(519,088)	(590,071)
Product development expenses	(45,603)	(41,362)	(38,396)	(5,372)	(142,426)	(120,459)
General and administrative expenses	(52,333)	(50,389)	(45,598)	(6,379)	(162,561)	(147,146)
Total operating expenses	(282,158)	(280,120)	(299,409)	(41,889)	(824,075)	(857,676)
Loss from operations	(88,647)	(34,255)	(6,245)	(874)	(275,718)	(101,404)
Interest income	2,481	3,556	5,070	709	6,648	11,677
Interest expense and other expenses, net	(3,288)	(503)	(2,692)	(376)	(4,711)	(7,533)
Loss before income tax expense	(89,454)	(31,202)	(3,867)	(541)	(273,781)	(97,260)
Income tax expenses	(936)	(1,182)	(1,431)	(200)	(2,957)	(3,761)
Net loss	(90,390)	(32,384)	(5,298)	(741)	(276,738)	(101,021)
Net loss attributable to ordinary shareholders	(90,390)	(32,384)	(5,298)	(741)	(276,738)	(101,021)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB
Weighted average number of ordinary shares used in computing basic and diluted loss per share	305,225,472	307,458,227	308,834,290	308,834,290	304,112,472	307,455,221

Net loss per share attributable to ordinary shareholders basic and diluted	(0.30)	(0.11)	(0.02)	(0.00)	(0.91)	(0.33)

Net loss per ADS attributable to ordinary shareholders basic and diluted	(4.50)	(1.58)	(0.26)	(0.04)	(13.65)	(4.93)

Comprehensive loss:
Net loss	(90,390)	(32,384)	(5,298)	(741)	(276,738)	(101,021)
Other comprehensive loss
Foreign currency translation adjustments	9,212	6,683	8,436	1,180	12,479	9,401
Total comprehensive loss	(81,178)	(25,701)	3,138	439	(264,259)	(91,620)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,481)	(1,119)	(609)	(85)	(4,092)	(2,012)
Product development expenses	(2,223)	(1,617)	(1,063)	(149)	(5,540)	(3,254)
General and administrative expenses	(3,420)	(2,915)	(1,800)	(252)	(10,677)	(7,727)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses	(184,222)	(188,369)	(215,415)	(30,138)	(519,088)	(590,071)
Less: Share-based compensation expenses	(1,481)	(1,119)	(609)	(85)	(4,092)	(2,012)
Non-GAAP sales and marketing expenses	(182,741)	(187,250)	(214,806)	(30,053)	(514,996)	(588,059)

Product development expenses	(45,603)	(41,362)	(38,396)	(5,372)	(142,426)	(120,459)
Less: Share-based compensation expenses	(2,223)	(1,617)	(1,063)	(149)	(5,540)	(3,254)
Non-GAAP product development expenses	(43,380)	(39,745)	(37,333)	(5,223)	(136,886)	(117,205)

General and administrative expenses	(52,333)	(50,389)	(45,598)	(6,379)	(162,561)	(147,146)
Less: Share-based compensation expenses	(3,420)	(2,915)	(1,800)	(252)	(10,677)	(7,727)
Non-GAAP general and administrative expenses	(48,913)	(47,474)	(43,798)	(6,127)	(151,884)	(139,419)

Operating expenses	(282,158)	(280,120)	(299,409)	(41,889)	(824,075)	(857,676)
Less: Share-based compensation expenses	(7,124)	(5,651)	(3,472)	(486)	(20,309)	(12,993)
Non-GAAP operating expenses	(275,034)	(274,469)	(295,937)	(41,403)	(803,766)	(844,683)

Loss from operations	(88,647)	(34,255)	(6,245)	(874)	(275,718)	(101,404)
Less: Share-based compensation expenses	(7,124)	(5,651)	(3,472)	(486)	(20,309)	(12,993)
Non-GAAP loss from operations	(81,523)	(28,604)	(2,773)	(388)	(255,409)	(88,411)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Income tax expenses	(936)	(1,182)	(1,431)	(200)	(2,957)	(3,761)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(936)	(1,182)	(1,431)	(200)	(2,957)	(3,761)

Net loss	(90,390)	(32,384)	(5,298)	(741)	(276,738)	(101,021)
Less: Share-based compensation expenses	(7,124)	(5,651)	(3,472)	(486)	(20,309)	(12,993)
Non-GAAP net loss	(83,266)	(26,733)	(1,826)	(255)	(256,429)	(88,028)

Net loss attributable to ordinary shareholders	(90,390)	(32,384)	(5,298)	(741)	(276,738)	(101,021)
Less: Share-based compensation expenses, net of tax	(7,124)	(5,651)	(3,472)	(486)	(20,309)	(12,993)
Non-GAAP net loss attributable to ordinary shareholders	(83,266)	(26,733)	(1,826)	(255)	(256,429)	(88,028)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	305,225,472	307,458,227	308,834,290	308,834,290	304,112,472	307,455,221

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(0.27)	(0.09)	(0.01)	(0.00)	(0.84)	(0.29)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(4.05)	(1.30)	(0.09)	(0.01)	(12.60)	(4.29)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Net revenues
One-on-one offerings	278,602	320,310	383,386	53,637	778,310	999,151
Small class offerings	24,551	33,114	25,766	3,605	69,156	86,396
Total net revenues	303,153	353,424	409,152	57,242	847,466	1,085,547

Cost of revenues
One-on-one offerings	(92,946)	(92,477)	(104,639)	(14,640)	(253,899)	(287,907)
Small class offerings	(16,696)	(15,082)	(11,349)	(1,587)	(45,210)	(41,368)
Total cost of revenues	(109,642)	(107,559)	(115,988)	(16,227)	(299,109)	(329,275)

Gross profit
One-on-one offerings	185,656	227,833	278,747	38,997	524,411	711,244
Small class offerings	7,855	18,032	14,417	2,018	23,946	45,028
Total gross profit	193,511	245,865	293,164	41,015	548,357	756,272

Gross margin
One-on-one offerings	66.6%	71.1%	72.7%	72.7%	67.4%	71.2%
Small class offerings	32.0%	54.5%	56.0%	56.0%	34.6%	52.1%
Total gross margin	63.8%	69.6%	71.7%	71.7%	64.7%	69.7%

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended				For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2018	2019	2019	2019	2018	2019
	RMB	RMB	RMB	US$	RMB	RMB

Sales and marketing expenses[4]
One-on-one offerings	(163,114)	(173,811)	(203,848)	(28,520)	(460,753)	(548,508)
Small class offerings	(21,108)	(14,558)	(11,567)	(1,618)	(58,335)	(41,563)
Total sales and marketing expenses	(184,222)	(188,369)	(215,415)	(30,138)	(519,088)	(590,071)

Product development expenses[5]
One-on-one offerings	(33,835)	(36,234)	(34,028)	(4,761)	(107,873)	(105,431)
Small class offerings	(11,768)	(5,128)	(4,368)	(611)	(34,553)	(15,028)
Total product development expenses	(45,603)	(41,362)	(38,396)	(5,372)	(142,426)	(120,459)

General and administrative expenses[6]
One-on-one offerings	(43,874)	(45,845)	(42,251)	(5,911)	(135,336)	(133,030)
Small class offerings	(8,459)	(4,544)	(3,347)	(468)	(27,225)	(14,116)
Total general and administrative expenses	(52,333)	(50,389)	(45,598)	(6,379)	(162,561)	(147,146)

Operating expenses
One-on-one offerings	(240,823)	(255,890)	(280,127)	(39,192)	(703,962)	(786,969)
Small class offerings	(41,335)	(24,230)	(19,282)	(2,697)	(120,113)	(70,707)
Total operating expenses	(282,158)	(280,120)	(299,409)	(41,889)	(824,075)	(857,676)

Loss from operations
One-on-one offerings	(55,167)	(28,057)	(1,380)	(195)	(179,551)	(75,725)
Small class offerings	(33,480)	(6,198)	(4,865)	(679)	(96,167)	(25,679)
Total loss from operations	(88,647)	(34,255)	(6,245)	(874)	(275,718)	(101,404)

4 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB561 and RMB48 respectively for the third quarter of 2019, and RMB1,342 and RMB139 respectively for the third quarter of 2018.

5 Share-based compensation expenses included in the product development expenses for one-on-one offerings and small class offerings were RMB806 and RMB257 respectively for the third quarter of 2019, and RMB1,756 and RMB467 respectively for the third quarter of 2018.

6 Share-based compensation expenses included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB1,784 and RMB16 respectively for the third quarter of 2019, and RMB3,346 and RMB74 respectively for the third quarter of 2018.